RECEIVED
2008 MAY -5 A 9:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08002341

BEST AVAILABLE COPY

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

16 April 2008

SUPPL

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b).
The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
MAY 1 2 2008
THOMSON REUTERS

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

Mobistar's customer base continues to grow

RECEIVED
2008 MAY -5 A 9:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 15 april 2008

Brussels - 15 April 2008
At the end of March 2008, Mobistar had 3,384,961 active customers(1) on consolidated level, compared to 3,165,120 active customers one year ago. With this result, the operator confirms the success of its strategic approach. As a consequence of the decrease in mobile termination and roaming rates, and the pressure on prices, the consolidated turnover(2) dropped by 2.7% (-9.9 million euro). The operator affirms that the results for the first quarter are in line with the objectives that have been set for the year 2008, despite a very competitive market situation. These results do not yet take into account the effect of the suspension of the latest decrease in the mobile termination rates announced by the Brussels Court of Appeal, nor with the draft decision of the BIPT regarding MTR.

On 31 March 2008, Mobistar s.a. had 3,310,816 active customers for mobile telephony, an increase of 4.6% compared to the 3,165,120 customers the previous year. The customer base, including the number of MVNO customers, amounted to 3,557,832 or an increase of 11.4% with regard to the end of March 2007. The increase in the number of customers confirms the success of Mobistar's 'mobile-centric' strategy. In the residential market, at the end of the first quarter, Mobistar counted 85,741 AtHome customers and 247,016 MVNO customers, thanks to a segmented approach. In the professional market, 4,366 companies have already taken up the One Office Voice Pack bundled offering.

The share of the postpaid customers in the active customer base continues to increase and reached 54.6% at the end of March 2008. The ARPU[3] evolved from 38.17 euro per month per active customer at the end of March 2007 to 33.67 euro per month per active customer one year later. The 11.8% drop in 1 year's time is a consequence of the decrease of the mobile termination and roaming rates in May and in September 2007 and in February 2008, and the pressure on prices. The drop in the ARPU was limited by an increased usage of mobile data services in the customer base. The increase in mobile data traffic is the result of successful products like Internet Everywhere, Business Everywhere, and Blackberry®, as well as rising SMS traffic.

Regulatory pressure has had a negative impact of 31.4 million euro on Mobistar's turnover. The service revenues fell by 4.3% from 358.5 million euro at the end of the first quarter of 2007 to 343.2 million euro at the end of March 2008. On 31 March 2008, Mobistar s.a. registered a total turnover of 353.9 million euro or 4.9% less than the 372.1 million euro one year ago.

The number of active VOXmobile customers increased by 8.6%: from 68,256 at the end of March 2007 to 74,145 one year later. VOXmobile closed the first quarter of 2008 with a service revenue of 7.9 million euro compared to 7.0 million euro at the end of March 2007, an increase of 12.9%. At the end of the first quarter of 2008, the total turnover came to 8.7 million euro compared to 8.3 million euro at the end of 2007 (or an increase of 4.8%). As a consequence of a decrease in the mobile termination and roaming rates, the ARPU of the Luxembourg customers fell by 1.6%: from 32.62 euro per month per active customer at the end of March 2007 to 32.11 euro on 31 March 2008.

The first quarter of 2008 was closed with consolidated service revenues of 350.7 million euro, compared to 358.5 million euro one year ago, or a decrease of 2.2%. Total consolidated turnover amounted to 362.2 million euro, 2.7% less than the previous year. The results for the first quarter of 2008 are in line with the objectives set for the year 2008.

As a result of the judgment by the Brussels Court of Appeal on 4 April 2008, the most recent decrease of the mobile termination rates (MTR) has been suspended, and, on 11 April 2008, the BIPT submitted a new draft decision for the MTR for 2008. If the BIPT draft decision is confirmed, the originally estimated negative effect of the regulation on the anticipated turnover for 2008 should in theory be reduced by 12.1 million euro. As of today, pending the final BIPT decision, Mobistar deems it premature to adjust its original guidance with regard to turnover, the EBITDA margin and the net result for 2008.

Since the announcement of the results of 2007, Mobistar has proceeded to purchase 1,291,752 of its own shares in order to nullify them, at an average price of 57.03 euro for a total amount of 73.7 million euro.

Key figures - Mobistar s.a.	**Q1 2008**	**Q1 2007**	**Var.**
Total number of active customers(1) (mobile telephony)	3,310,816	3,165,120	4.6%
Turnover (mil €)	353.9	372.1	-4.9%
Service revenues (mil €)	343.2	358.5	-4.3%
ARPU(3) (euro/month/active customer)	33.67	38.17	-11.8%
Total number of active MVNO customers	247,016	28,156	x 8.8

Key figures VOXmobile	**Q1 2008**	**Q1 2007**	**Var.**
Total number of active customers(1) (mobile telephony)	74,145	68,256	8.6%
Turnover (mil €)	8.7	8.3	4.8%
Service revenues (mil €)	7.9	7.0	12.9%
ARPU(3) (euro/month/active customer)	32.11	32.62	-1.6%

Consolidated key figures for Mobistar(2)	**Q1 2008**	**Q1 2007**	**Var.**
Total number of active customers(1) (mobile telephony)	3,334,031	3,165,120	6.9%
Turnover (mil €)	362.2	372.1	-2.7%
Service revenues (mil €)	350.7	358.5	-2.2%

(1)The 'machine-to-machine' cards, as well as the MVNO cards, are not included in the number of active customers.

(2)Consolidated figures Mobistar = Mobistar N.V. and VOXmobile as from 2 July 2007.

(3)Average Revenue per User (monthly average for the previous 12 months).

END